January 31, 2025

Tom Lewis
President, Treasurer, Secretary and Director
Lithium Corporation
1031 Railroad Street
Suite 102B
Elko, Nevada 89801

        Re: Lithium Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Response dated January 29, 2025
            File No. 000-54332
Dear Tom Lewis:

       We have reviewed your January 29, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 10, 2024 letter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023
Item 2. Properties, page 13

1. Please confirm that you will revise future filings to include a map with an overview of all properties, as required by Item 1303(b) of Regulation S-K, and that you will remove estimates of mineralization for the Hughes Claims, such as the 300-500,000 tons of mineralized material and 45.3 million tons containing 762,000 ounces of gold and 10.6 million ounces of silver.
 January 31, 2025
Page 2

       Please contact John Coleman at 202-551-3610, with questions regarding the engineering comment.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation